UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4 )1

FALCONSTOR SOFTWARE, INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

306137100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON REIJANE HUAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,631,760 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,631,760 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,631,760 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON IN

(1)
Includes 41,000 shares held by the ReiJane Huai Revocable Trust, of which Mr. Huai is a trustee.  Mr. Huai disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

CUSIP NO. 306137100

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 5.                     Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The percentage of Shares reported beneficially owned by Mr. Huai is based upon 50,135,143 Shares outstanding, as of December 18, 2007, based on information provided by the Issuer.

As of the close of business on December 13, 2007, Mr. Huai beneficially owned 9,631,760 Shares, including 41,000 Shares owned by the ReiJane Huai Revocable Trust (Mr. Huai disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein), constituting approximately 19.2% of the Shares outstanding.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Mr. Huai has sole power to vote and dispose of 9,631,760 Shares, including 41,000 Shares owned by the ReiJane Huai Revocable Trust (Mr. Huai disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein).

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

CUSIP NO. 306137100
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2007

/s/ ReiJane Huai
REIJANE HUAI

CUSIP NO. 306137100

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days:
Shares Sold	Price Per Share ($)	Date of Sale

REIJANE HUAI

250,000 (1)	0 (1)	10/30/07 (1)
600	12.160	12/7/07
200	12.150	12/7/07
677	12.140	12/7/07
100	12.090	12/7/07
2,780	12.080	12/7/07
1,900	12.070	12/7/07
500	12.060	12/7/07
200	12.050	12/7/07
219	12.030	12/7/07
1,300	12.020	12/7/07
800	12.000	12/7/07
800	11.990	12/7/07
3,900	11.980	12/7/07
600	11.970	12/7/07
2,000	11.960	12/7/07
953	11.950	12/7/07
300	11.940	12/7/07
2,100	11.930	12/7/07
300	11.925	12/7/07
6,600	11.920	12/7/07
18,407	11.910	12/7/07
9,873	11.900	12/7/07
200	11.895	12/7/07
14,293	11.890	12/7/07
156	11.885	12/7/07
19,375	11.880	12/7/07
200	11.875	12/7/07
7,967	11.870	12/7/07
2,700	11.860	12/7/07
143	11.40	12/11/07
3,031	11.50	12/11/07
5,326	11.58	12/11/07
5,000	11.65	12/11/07
135	11.70	12/11/07
6,300	11.85	12/11/07
4,700	11.86	12/11/07
7,700	11.88	12/11/07
500	11.89	12/11/07
3,300	11.90	12/11/07
5,800	11.94	12/11/07
4,665	11.95	12/11/07
9,400	11.98	12/11/07

CUSIP NO. 306137100

200	11.99	12/11/07
9,020	12.00	12/11/07
1,900	12.01	12/11/07
1,500	12.02	12/11/07
480	12.03	12/11/07
900	12.04	12/11/07
3,100	11.30	12/12/07
100,975	11.00	12/13/07
3,625	11.01	12/13/07
11,400	11.02	12/13/07
1,100	11.04	12/13/07
9,800	11.05	12/13/07

(1)	On October 30, 2007, Mr. Huai donated 250,000 Shares to the North Shore-LIJ Health System Foundation.

CUSIP NO. 306137100